UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Fundrise Growth eREIT III, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 55) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Semiannual Report refers to Fundrise Growth eREIT III, LLC unless the context indicates otherwise. We intend to originate, acquire, and structure a diversified portfolio of real estate properties. We may also invest, to a limited extent, in real estate loans, as well as real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Operations substantially commenced on February 22, 2019. The Company has one reportable segment consisting of investments in real estate.

The Company has initiated a proposed merger with Fundrise Real Estate Interval Fund II, LLC (the “Flagship Fund II”), where the Flagship Fund II will be the surviving entity, that is anticipated to be completed before the end of the calendar year. This action is intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2019, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com, which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular filed with the SEC, which may be accessed here (beginning on page 24), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

During the first quarter of 2025, our Manager closed our Regulation A offering of common shares of the Company (which we refer to as our “Offering”). The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. As of June 30, 2025 and December 31, 2024, we had raised total gross offering proceeds of approximately $51.1 million and $50.9 million, respectively, from settled subscriptions (including approximately $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5.1 million and 5.0 million, respectively, of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares will be subject to adjustment at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$14.73	Form 1-U
March 29, 2024	$15.17	Form 1-U
June 29, 2024	$15.38	Form 1-U
September 30, 2024	$15.62	Form 1-U
December 31, 2024	$15.85	Form 1-U
March 31, 2025	$15.95	Form 1-U
June 30, 2025	$16.19	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 4, Distributions to the unaudited consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our redemption plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

As of June 30, 2025 and December 31, 2024, approximately 2.4 million and 2.1 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe redemptions requested during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We primarily generate cash flows through distributions from equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Investments in Equity Method Investees to the unaudited consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had a total net loss of approximately $282,000 and $296,000, respectively. Further information on certain changes in our results of operations is as follows:

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $201,000 and $216,000, respectively. The decrease in investment management fees is primarily attributable to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout 2024 and the six months ended June 30, 2025.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $213,000 and $146,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees and other expenses associated with operating our business. The increase is primarily due to higher professional service fees and regulatory-related costs such as legal and tax expenses.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2025 and 2024, we had equity in earnings (losses) from our equity method investments of approximately $(2,000) and $9,000, respectively.  The change in equity in earnings (losses) during the six months ended June 30, 2025 is primarily attributable to operating losses at certain equity method investments, of which the Company recognized its proportionate share of the losses from these investments.

Dividend Income

For the six months ended June 30, 2025 and 2024, we earned dividend income of approximately $29,000 and $58,000 respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account for the sixth months ended June 30, 2025, as compared to the corresponding period in 2024.

Interest Income – Related Party

For the six months ended June 30, 2025 and 2024, we earned interest income of approximately $105,000 and $0, respectively. The increase in interest income is attributable to interest accrued on the promissory notes receivable extended to National Lending, LLC (“National Lending”) in the current period. See Note 6, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE SW4 Controlled Subsidiary(2)	Dallas-Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial	Update Update 2

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On December 30, 2024, the RSE SW4 Controlled Subsidiary (“SW4 JV LP”) sold one of its stabilized garden-style multifamily properties for a sales price of approximately $44.0 million. Our distribution received from the sale totaled approximately $7.7 million. The SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth metropolitan statistical area (“MSA”). See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding the disposition.

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 6, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had deployed approximately $44.3 million for two investments and had approximately $1.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of June 30, 2025, we anticipate that cash on hand, distributions received from equity method investees, and proceeds from potential future offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 18, 2025 and June 30, 2025, we had no outstanding unsecured Company level debt. Our targeted portfolio-wide leverage is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a more diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration's tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

Note Receivable

On July 17, 2025, National Lending fully repaid the Company’s 2025-B promissory note receivable, including all outstanding principal and accrued interest.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2025 (unaudited)	As of December 31, 2024 (*)
ASSETS
Cash and cash equivalents	$948	$7,625
Other assets, net	3	5
Due from related party	3,342	-
Investments in equity method investees	9,594	10,841
Total Assets	$13,887	$18,471

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$108	$137
Due to related party	109	107
Settling subscriptions	-	24
Redemptions payable	2,149	1,825
Distributions payable	17	25
Total Liabilities	2,383	2,118

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,051,169 and 5,041,467 shares issued and 2,626,737 and 2,911,085 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	17,380	21,912
Accumulated deficit and cumulative distributions	(5,876)	(5,559)
Total Members’ Equity	11,504	16,353
Total Liabilities and Members’ Equity	$13,887	$18,471

*Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
Property operating and maintenance	-	1
Investment management fees - related party	201	216
General and administrative expenses	213	146
Total expenses	414	363

Other income (expense)
Equity in earnings (losses)	(2)	9
Dividend income	29	58
Interest income - related party	105	-
Total other income (expense)	132	67

Net loss	$(282)	$(296)

Net loss per basic and diluted common share	$(0.10)	$(0.09)
Weighted average number of common shares outstanding	2,839,412	3,268,004

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2024 (*)	2,911,085	$21,912	$(5,559)	$16,353
Proceeds from issuance of common shares	9,702	155	-	155
Offering costs	-	(14)	-	(14)
Distributions declared on common shares	-	-	(35)	(35)
Redemptions of common shares	(294,050)	(4,673)	-	(4,673)
Net loss	-	-	(282)	(282)
June 30, 2025 (unaudited)	2,626,737	$17,380	$(5,876)	$11,504

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023 (*)	3,323,188	$28,189	$(10,554)	$17,635
Proceeds from issuance of common shares	33,711	505	-	505
Offering costs	-	(20)	-	(20)
Distributions declared on common shares	-	-	(66)	(66)
Redemptions of common shares	(271,052)	(4,027)	-	(4,027)
Net loss	-	-	(296)	(296)
June 30, 2024 (unaudited)	3,085,847	$24,647	$(10,916)	$13,731

*Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(282)	$(296)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings	2	(9)
Return on investment from equity method investees	1,245	-
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	2	19
Net (increase) decrease in due from related party	(42)	-
Net increase (decrease) in accounts payable and accrued expenses	(28)	(14)
Net increase (decrease) in due to related party	2	(13)
Net cash provided by (used in) operating activities	899	(313)
INVESTING ACTIVITIES:
Return of investment from equity method investees	-	1,405
Net cash provided by investing activities	-	1,405
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	155	505
Issuance of note receivable - related party	(8,300)	700
Repayment of note receivable - related party	5,000	-
Proceeds from settling subscriptions	(24)	1
Redemptions paid	(4,349)	(4,144)
Distributions paid	(43)	(388)
Offering costs paid	(15)	(20)
Net cash used in financing activities	(7,576)	(3,346)

Net increase (decrease) in cash and cash equivalents	(6,677)	(2,254)
Cash and cash equivalents, beginning of period	7,625	4,946
Cash and cash equivalents, end of period	$948	$2,692

 The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and may also invest in real estate-related debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2019. As of June 30, 2025, we have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

During the first quarter of 2025, the Manager closed the Regulation A Offering of common shares of the Company. The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company has net common shares outstanding of approximately 2.6 million and 2.9 million, respectively, including common shares held by related parties. As of June 30, 2025 and December 31, 2024, Rise Companies Corp. (the “Sponsor”) owned 500 common shares. As of June 30, 2025 and December 31, 2024, the total amount of equity issued by the Company on a gross basis was approximately $51.1 million and $50.9 million, respectively. As of June 30, 2025 and December 31, 2024, the total amount of settling subscriptions was approximately $0 and $24,000, respectively. These amounts were based on a per share price of $15.95 and $15.62 as of June 30, 2025 and December 31, 2024, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

 The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the period. Diluted loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and 2024.

Offering Costs

Offering costs include all expenses to be paid by the Company in connection with the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months June 30, 2025 and 2024, the Company directly incurred offering costs of approximately $14,000 and $20,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $0 and $1,000 of offering costs remained payable, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference (if any), and to recognize our share of net earnings or losses of the investment as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2025 and 2024.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2019, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

As of June 30, 2025, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$10,841	$15,352
Distributions from equity method investees (1)	(1,245)	(10,366)
Equity in earnings of equity method investees (1)	(2)	5,855
Ending balance	$9,594	$10,841

(1)	On December 30, 2024, RSE SW4 (“SW4 JV LP”) sold one of its stabilized garden-style multifamily properties for a sales price of approximately $44.0 million. Proceeds from the sale totaled approximately $15.2 million, net of repayment of approximately $28.4 million of outstanding senior loans and closing costs of approximately $400,000. Our distribution received from the sale totaled approximately $7.7 million. As of June 30, 2025 and December 31, 2024, the SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth metropolitan statistical area (“MSA”).

As of June 30, 2025 and December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through Dallas SW4, comprised of four stabilized garden-style multifamily properties located in the Dallas-Fort Worth MSA. On December 30, 2024, SW4 JV LP sold one of its stabilized garden-style multifamily properties. SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth MSA.

(2)	The contributions to National Lending, LLC in exchange for ownership interests. As of June 30, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $4.1 million and $4.0 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$147,700	$149,387
Other assets (1)	184,122	108,664
Total assets	331,822	258,051

Mortgage notes payable	138,212	138,226
Other liabilities (2)	45,663	27,500
Equity	147,947	92,325
Total liabilities and equity	$331,822	$258,051
Company’s equity investment, net	$9,594	$10,841

(1)	As June 30, 2025 and December 31, 2024, approximately $113.2 million and $98.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2025 and December 31, 2024, approximately $42.1 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Total revenue	$14,821	$17,279
Total expenses	6,412	15,295
Other income (expense)	(6,236)	-
Net income	$2,173	$1,984
Company’s equity in net income of investee	$(2)	$9

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $35,000 and $66,000, respectively. Of the distributions declared during the six months ended June 30, 2025 and 2024, approximately $18,000 and $26,000, respectively, were paid. Approximately $17,000 and $25,000 remained payable as of June 30, 2025 and December 31, 2024, respectively.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of the fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, other assets, and notes receivable from related party reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $4,000 and $3,000 of costs on our behalf, respectively. As of June 30, 2025 and December 31, 2024, approximately $1,000 of operating costs remain payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $201,000 and $216,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $99,000 and $103,000, respectively, of investment management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2025 and December 31, 2024, no development management fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing assets. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the six months ended June 30, 2025 and 2024, no special servicing fees have been incurred or paid to the Manager. As of June 30, 2025 and December 31, 2024, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2025 and 2024, no disposition fees have been incurred. As of June 30, 2025 and December 31, 2024, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $18,000 and $20,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. As of June 30, 2025 and December 31, 2024, approximately $9,000 and $3,000, respectively, were due and payable to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both June 30, 2025 and December 31, 2024, the Company has contributed approximately $3.4 million for a 5.0% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the six months ended June 30, 2025 and the year ended December 31, 2024 and remaining outstanding balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2024 - A(1)	$900	6.50%	06/28/2025	$-	$-
2024 - B(2)	$2,000	5.75%	09/30/2025	$-	$-
			Total	$-	$-

(1)	Note 2024 - A was executed with National Lending for a maximum drawdown amount of $900,000. On December 12, 2024, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

(2)	Note 2024 - B was executed with National Lending for a maximum drawdown amount of $2.0 million. On December 31, 2024, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

For both the six months ended June 30, 2025 and 2024, the Company incurred no interest expense on promissory notes with National Lending, as both of the loans were executed near June 30, 2024 or later and repaid in full prior to December 31, 2024. As of both June 30, 2025 and December 31, 2024, we had no outstanding accrued interest payable to National Lending.

The following is a summary of the promissory notes receivable issued by the Company to National Lending during the six months ended June 30, 2025 and the year ended December 31, 2024 and note receivable balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2025 - A(1)	$5,000	5.75%	12/31/2025	$-	$-
2025 - B(2)	$3,300	5.25%	04/03/2026	$3,300	$-
			Total	$3,300	$-

(1)	On January 8, 2025, the Company extended a promissory note receivable to National Lending with a principal amount of $5.0 million. The secured note bears a 5.75% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2025 with National Lending’s repayment to the Company, including principal and accrued interest. During the six months ended June 30, 2025, the Company earned approximately $63,000 in interest income on the promissory note to National Lending. The promissory note receivable was fully paid off on March 27, 2025.

(2)	On April 4, 2025, the Company extended a promissory note receivable to National Lending with a principal amount of $3.3 million. The secured note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 3, 2026 with National Lending’s repayment to the Company, including principal and accrued interest. For the six months June 30, 2025, the company earned approximately $42,000 in interest income on the promissory note to National Lending. As of June 30, 2025, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $3.4 million.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM's measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

10.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2025, for potential recognition or disclosure.

Note Receivable

On July 17, 2025, National Lending fully repaid the Company’s 2025-B promissory note receivable, including all outstanding principal and accrued interest.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
2.2*	Amended and Restated Operating Agreement of Fundrise Growth eREIT III, LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on July 17, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 17, 2023)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025.

Fundrise Growth eREIT III, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)